SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               The Wet Seal, Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                              CLASS A COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    961840105
             ------------------------------------------------------
                                 (CUSIP NUMBER)


                                January 14, 2005
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


                               Page 1 of 13 Pages

CUSIP No. 961840105                  13G                     Page 2 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Smithfield Fiduciary LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    warrants and convertible notes to acquire 3,846,905
                    shares of Class A Common Stock(See Item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    warrants and convertible notes to acquire 3,846,905
                    shares of Class A Common Stock (See Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            warrants and convertible notes to acquire 3,846,905
            shares of Class A Common Stock (See Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (See Item 4(b))
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                  13G                     Page 3 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    warrants and convertible notes to acquire 3,846,905
                    shares of Class A Common Stock (See Item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    warrants and convertible notes to acquire 3,846,905
                    shares of Class A Common Stock (See Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY
            OWNED BY EACH REPORTING PERSON
            warrants and convertible notes to acquire 3,846,905
            shares of Class A Common Stock (See Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (See Item 4(b))
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                  13G                     Page 4 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Corporation
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    warrants and convertible notes to acquire 3,846,905
                    shares of Class A Common Stock (See Item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    warrants and convertible notes to acquire 3,846,905
                    shares of Class A Common Stock (See Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            warrants and convertible notes to acquire 3,846,905
            shares of Class A Common Stock (See Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (See Item 4(b))
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            BD
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                  13G                     Page 5 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC               20-1901985
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    warrants and convertible notes to acquire 3,846,905
                    shares of Class A Common Stock (See Item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    warrants and convertible notes to acquire 3,846,905
                    shares of Class A Common Stock (See Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            warrants and convertible notes to acquire 3,846,905
            shares of Class A Common Stock (See Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (See Item 4(b))
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                  13G                     Page 6 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    warrants and convertible notes to acquire 3,846,905
                    shares of Class A Common Stock (See Item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    warrants and convertible notes to acquire 3,846,905
                    shares of Class A Common Stock (See Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            warrants and convertible notes to acquire 3,846,905
            shares of Class A Common Stock (See Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (See Item 4(b))
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                  13G                     Page 7 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Henry Swieca
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    warrants and convertible notes to acquire 3,846,905
                    shares of Class A Common Stock (See Item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    warrants and convertible notes to acquire 3,846,905
                    shares of Class A Common Stock (See Item 4(a))
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            warrants and convertible notes to acquire 3,846,905
            shares of Class A Common Stock (See Item 4(a))
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (See Item 4(b))
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                  13G                     Page 8 of 13 Pages

Item 1.

(a)  Name of Issuer

        The Wet Seal, Inc., a Delaware corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices:

        26972 Burbank
        Foothill Ranch, California 92610

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            Smithfield Fiduciary LLC
            The Cayman Corporate Center, 4th Floor
            27 Hospital Road
            George Town, Grand Cayman
            Cayman Islands, British West Indies
            Citizenship:  Cayman Islands, British West Indies

            Highbridge International LLC
            The Cayman Corporate Centre, 4th Floor
            27 Hospital Road
            George Town, Grand Cayman
            Cayman Islands, British West Indies
            Citizenship:   Cayman Islands, British West Indies

            Highbridge Capital Corporation
            The Cayman Corporate Centre, 4th Floor
            27 Hospital Road
            George Town, Grand Cayman
            Cayman Islands, British West Indies
            Citizenship:   Cayman Islands, British West Indies

            Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship:   State of Delaware

            Glenn Dubin
            c/o Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship:   United States

            Henry Swieca
            c/o Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship:   United States

(d)  Title of Class of Securities

     Class A Common Stock, par value $0.10 per share ("Class A Common Stock")

CUSIP No. 961840105                  13G                     Page 9 of 13 Pages

(e)  CUSIP Number

      961840105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership

(a)  Amount Beneficially Owned

     Subject to the Ownership Limitation (defined below), as of the date of this filing, each Reporting Person may be deemed the beneficial owner of (i) 2,244,509 shares of Class A Common Stock currently issuable to Smithfield Fiduciary LLC upon the exercise of certain warrants (the "Warrants") and (ii) 3,947,415 shares of Class A Common Stock currently issuable to Smithfield Fiduciary LLC upon the conversion of certain secured convertible notes in the aggregate principal amount of $5,921,123 (the "Notes").

     The number of shares of Class A Common Stock into which the Warrants and the Notes are exercisable or convertible, as applicable, is limited pursuant to the terms of the Warrants and the Notes to that number of shares of Class A Common Stock which would result in Smithfield Fiduciary LLC having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Class A Common Stock (the "Ownership Limitation"). Therefore, the percent of class beneficially owned by the Reporting Persons is limited to 9.99%.

CUSIP No. 961840105                  13G                     Page 10 of 13 Pages


     In accordance with the Ownership Limitation, as of the date of this filing, each Reporting Person may be deemed the beneficial owner of 3,846,905 shares of Class A Common Stock. (Based on the Company's Definitive Proxy Statement filed on December 14, 2004, there were 34,660,657 shares of Class A Common Stock outstanding as of December 9, 2004. In addition, 3,846,905 shares of Class A Common Stock are currently issuable to Smithfield Fiduciary LLC pursuant to the terms of the Warrants and the Notes without causing Smithfield Fiduciary LLC's aggregate beneficial ownership to exceed the Ownership Limitation.)

               Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and Highbridge Capital Corporation. Glenn Dubin is a Managing Partner of Highbridge Capital Management, LLC. Henry Swieca is a Managing Partner of Highbridge Capital Management, LLC. Smithfield Fiduciary LLC is a wholly-owned subsidiary of Highbridge International LLC which is a wholly-owned subsidiary of Highbridge Capital Corporation, a broker/dealer.

(b)  Percent of Class

       9.99% (see Item 4(a) above).

(c)  Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:

               -0-

        (ii)   Shared power to vote or to direct the vote

               3,846,905 shares of Class A Common Stock

        (iii)  Sole power to dispose or to direct the disposition of

               -0-

        (iv)   Shared power to dispose or to direct the disposition of

               3,846,905 shares of Class A Common Stock

Item 5.  Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8.  Identification and Classification of Members of the Group

        See Exhibit I.

Item 9.  Notice of Dissolution of Group

        Not applicable

CUSIP No. 961840105                  13G                    Page 11 of 13 Pages

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 25, 2005, by and among Smithfield Fiduciary LLC, Highbridge International LLC, Highbridge Capital Corporation, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 961840105                  13G                     Page 12 of 13 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 25, 2005



SMITHFIELD FIDUCIARY LLC                     HIGHBRIDGE INTERNATIONAL LLC


By: /s/ Howard Feitelberg                    By: /s/ Howard Feitelberg
    ---------------------                        ---------------------
Name: Howard Feitelberg                      Name: Howard Feitelberg
Title: Director                              Title: Director


HIGHBRIDGE CAPITAL CORPORATION               HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: /s/ Howard Feitelberg                    By: /s/ Ronald S. Resnick
    ---------------------                        ---------------------
Name: Howard Feitelberg                      Name: Ronald S. Resnick
Title: Controller                            Title: Managing Director


/s/ Glenn Dubin                              /s/ Henry Swieca
--------------------                         ---------------------
GLENN DUBIN                                  HENRY SWIECA

CUSIP No. 961840105                  13G                     Page 13 of 13 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 25, 2005



SMITHFIELD FIDUCIARY LLC                     HIGHBRIDGE INTERNATIONAL LLC


By: /s/ Howard Feitelberg                    By: /s/ Howard Feitelberg
    ---------------------                        ---------------------
Name: Howard Feitelberg                      Name: Howard Feitelberg
Title: Director                              Title: Director


HIGHBRIDGE CAPITAL CORPORATION               HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: /s/ Howard Feitelberg                    By: /s/ Ronald S. Resnick
    ---------------------                        ---------------------
Name: Howard Feitelberg                      Name: Ronald S. Resnick
Title: Controller                            Title: Managing Director


/s/ Glenn Dubin                              /s/ Henry Swieca
--------------------                         ---------------------
GLENN DUBIN                                  HENRY SWIECA